

November 1, 2012

Via E-mail
Jay S. Bullock
Executive Vice President and
Chief Financial Officer
Argo Group International Holdings Ltd.
110 Pitts Bay Road
Pembroke HM08
Bermuda

Re: Argo Group International Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-15259

Dear Mr. Bullock:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
18. Statutory Accounting Principles, page F-47

1. Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:

    - Exclude from your disclosure the use of "unaudited" as these amounts are required disclosures by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X, which should be audited.
    - Disclose the amount of statutory net income or loss and statutory capital and surplus for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X and ASC 944-505-50-1a or tell us how the disclosure of Argo Group US's principal insurance subsidiaries' statutory net income or loss and statutory capital meets these requirements.

- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus. Refer to ASC 944-505-50-1b.
- Disclose the amount of retained earnings that is restricted or free of restrictions for payment of dividends to Argo Group International Holdings, Ltd.'s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.
- Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X, or otherwise revise your disclosure to clarify how you meet the objective of this rule.
- Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant